EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]

NEWS RELEASE

DECEMBER 8, 2005

          ARC ENERGY TRUST ANNOUNCES FILING OF PRELIMINARY PROSPECTUS
               FOR THE PREVIOUSLY ANNOUNCED ISSUE OF TRUST UNITS
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CALGARY, December 8, 2005 (AET.UN and ARX - TSX) ARC Energy Trust ("the Trust")
announced the filing of a preliminary short form prospectus in all provinces of Canada relating to the previously announced issue of 9,000,000 trust units at a price of $26.65 per unit for gross proceeds of $240 million on a bought deal basis. The offering was made through a syndicate of underwriters led by RBC Capital Markets and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, HSBC Securities (Canada) Inc., and Raymond James Ltd. The net proceeds will be used to repay bank indebtedness, including that incurred in connection with the acquisition that was announced at the same time. This offering is subject to normal regulatory approval and is expected to close on or about December 23, 2005.

The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer


NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600             Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9